Exhibit 20
                                                                 ----------



                                                Contact:  Dan L. Drexler
                                                          (312) 454-1020



                ALLIED PRODUCTS TAKES THIRD QUARTER CHARGE DUE TO
                            INCREASED COSTS AT VERSON
                            -------------------------


         CHICAGO, IL -- September 24, 1998 -- Allied Products Corporation [NYSE/ADP] announced that it will record a pretax charge of approximately $16 million in the third quarter.

         This charge stems primarily from revised cost estimates for several newly designed, automated, multi-station stamping presses currently in production at its Verson division. The need for the revised cost estimates were identified late in the third quarter and reflect the impact of production bottlenecks in the assembly process, as well as greater than anticipated increases in subcontracting costs.

         In addition to the current charge, the revised estimates are expected to result in lower margins at the Verson division, until the presses currently in production are completed. Third quarter results will be released on October 22, and as previously disclosed, will be lower than the corresponding 1997 period and current analysts' estimates.

         The Company, as part of the estimate revision process, has reviewed all work currently in progress, all committed press orders and all future business currently being quoted. Based on this review, Allied Products management is confident that the scope of the problem has been identified and that appropriate corrective actions are being implemented aggressively.

         Commenting on the situation, Richard A. Drexler, Chairman, President and Chief Executive Officer of Allied Products, stated: "Strong demand for Verson equipment has generated record bookings and backlog, and that in turn has placed severe pressures on our existing resources. Significant growth is often accompanied by equally significant challenges, and we will be proactive in addressing these issues."

         Last year, Allied Products embarked on a major expansion program for Verson's assembly area and an upgrading of its machine shop capabilities. The expansion adds substantial productive capacity to Verson's Chicago facility, including 117,800 square feet of new manufacturing area.








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         Verson's   additional  physical  capacity  will  be  augmented  by  the implementation of a new "focused factory" press assembly process. This process involves the use of dedicated work cells, each with its own tooling and staff, for each major press component. Together they are expected to improve Verson's operations on future projects by reducing production cycle time and costs. These programs are expected to further enhance Verson's ability to compete globally in the growing market for large automated stamping equipment. The Company will continue to actively pursue these markets.

         Allied Products Corporation is a manufacturer of specialized machinery, primarily large metal- stamping presses, agricultural equipment and landscape and turf maintenance equipment. Through this core business, Allied Products provides technologically advanced, cost-effective solutions to the needs of a wide range of industrial and agricultural markets.

         This release is covered under the "Safe Harbor" provisions under the Private Securities Litigation Reform Act of 1995. Certain information covered in this release is not historical facts but consists of forward looking statements that involve a number of known and unknown risks and uncertainties, including but not limited to, competitive activities in the industries served, overall economic conditions, labor relations, capacity and supply constraints and other risks and uncertainties. The Company's outlook is based on assumptions relating to the factors discussed above.